Exhibit 20

NEWS

Contact:
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Media:
Todd Nissen
1.313.594.4410
tnissen@ford.com

Securities Analysts:
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Anne Bork
1.313.323.8221
abork@ford.com

Shareholder Inquiries:
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1.800.555.5259 or
1.313.845.8540
stockinf@ford.com


Media Information Center
1.800.665.1515 or
1.313.621.0504
media@ford.com


Go to http://media.ford.com
for news releases and
high-resolution photographs.



IMMEDIATE RELEASE
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FORD DECLARES FOURTH-QUARTER DIVIDENDS


DEARBORN,  Mich., Oct. 10 -- The Board of Directors of Ford Motor Company [NYSE:
F] today declared a fourth-quarter dividend of 15 cents a share on the company's Class B and common stock. This represents a 50 percent decrease from the 30 cents per share paid in the third quarter of 2001.

"The dividend reduction is a difficult but necessary action," said Jacques Nasser, president and CEO. "A number of factors have converged in the last six months to dramatically impact our company and our operating results. The tragic events of Sept. 11 have compounded those difficulties by weakening consumer confidence in an already weak global economy. Recognizing there are challenging days ahead, we are taking aggressive actions to address the issues that face our company."

Other actions already taken this year include a voluntary separation program for 4,000-5,000 salaried employees; targeted reductions in capacity such as eliminating a shift at Michigan Truck; eliminating overtime at several other North American assembly plants; implementing a hiring freeze; and reducing travel, contract workers and other expenses. Further actions will be announced in December.

"Ford Motor Company has been one of the most respected companies in

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the world for the last 100 years," said Chairman William Clay Ford Jr. "Ahead of us lie many difficult challenges. Facing these challenges will not be easy and will require sacrifices from everyone, but I am confident we will take the necessary steps to improve our business and ultimately help our company get back on track."

The board also declared a dividend of 51.5625 cents a share on the depositary shares representing the company's Series B Cumulative Preferred Stock.

The dividend on the Series B Preferred Stock equals the quarterly amount of the annual cumulative dividend of $2.0625 per depositary share.

The fourth-quarter dividends are payable on Dec. 3, 2001, to shareholders of record on Nov. 2, 2001.

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